Exhibit 99.1

Tiziana Life Sciences to Present at BIO-Europe in Vienna, Highlighting Innovative Immunomodulation Therapy

BOSTON, MA, October 29, 2025 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies with its lead development candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, today announced its participation as a presenting company at BIO-Europe 2025. The event, Europe’s premier life sciences partnering conference, will take place November 3–5, 2025, at the Vienna Exhibition and Congress Center (Messe Wien) in Vienna, Austria.

Tiziana’s management team, led by CEO Ivor Elrifi, will also engage in one-on-one partnering meetings with leading biopharma executives and investors. The Company’s presentation will focus on its innovative nasal delivery platform and lead candidate, intranasal foralumab—the only fully human anti-CD3 monoclonal antibody in clinical development. This proprietary approach aims to enhance efficacy, safety, and tolerability over traditional intravenous methods, targeting neuroinflammatory and neurodegenerative diseases such as non-active secondary progressive multiple sclerosis (na-SPMS), Multiple System Atrophy (MSA), and early Alzheimer’s disease.

“We are excited to showcase Tiziana’s progress at BIO-Europe 2025, a pivotal forum for forging strategic partnerships that can accelerate our pipeline toward commercialization,” said Ivor Elrifi, CEO of Tiziana Life Sciences. “Building on our ongoing Phase 2 clinical trials in na-SPMS and MSA, we are about to commence Phase 2 studies in early Alzheimer’s disease and in amyotrophic lateral sclerosis (“ALS”). We look forward to discussing how our intranasal foralumab can address unmet needs in immunotherapy and drive meaningful patient outcomes.”

BIO-Europe 2025 is expected to draw over 5,700 delegates from more than 60 countries, facilitating thousands of targeted partnering meetings. Tiziana’s participation underscores its commitment to advancing novel therapies that modulate immune responses through alternative delivery routes, potentially transforming treatment paradigms for chronic neurological conditions.

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biological drug candidate that has been shown to stimulate T regulatory cells when dosed intranasally. At present, 14 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development. Immunomodulation by intranasal foralumab represents a novel avenue for the treatment of neuroinflammatory and neurodegenerative human diseases.[1],[2]

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

[1] https://www.pnas.org/doi/10.1073/pnas.2220272120

[2] https://www.pnas.org/doi/10.1073/pnas.2309221120